ENERJEX RESOURCES, INC.

CORPORATE GOVERNANCE GUIDELINES

EFFECTIVE JUNE 6, 2007

The Board of Directors of EnerJex Resources, Inc. (“EnerJex”) has adopted the following guidelines to promote the effective governance of EnerJex. The Board will also review and amend these guidelines as it deems necessary or appropriate.

On behalf of EnerJex’s stockholders, the Board is responsible for overseeing the management of the business and affairs of EnerJex. The Board acts as the ultimate decision-making body of EnerJex, except on those matters reserved to or shared with the stockholders of EnerJex under the laws of Nevada.

1. Director Qualifications

In choosing directors, EnerJex seeks individuals who have very high integrity, business savvy, stockholder orientation and a genuine interest in EnerJex. EnerJex is required to elect a majority of directors who are independent. All references to “independent directors” in these guidelines are to directors who are independent according to the criteria for independence established by the American Stock Exchange Listed Company Manual. The Board does not have limits on the number of terms a director may serve. The Board does not have any retirement or tenure policies that would limit the ability of a director to be nominated for reelection. The Governance, Compensation and Nominating Committee is responsible for nominating directors for election or reelection.

2. Board Size and Committees

The Board presently has 4 members (1 management director and 3 independent directors). Under the Bylaws of EnerJex, the Board has the authority to change its size, and the Board will periodically review its size as appropriate. The Board has two committees: (i) Audit; and (ii) Governance, Compensation and Nominating. Both of the Audit and Governance, Compensation and Nominating Committees each consist solely of independent directors. The Board may, from time to time, establish and maintain additional or different committees, as it deems necessary or appropriate.

3. Voting for Directors

Any nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) who receives a greater number of votes “withheld” from his or her election than votes “for” such election shall, promptly following certification of the stockholder vote, offer his or her resignation to the Board for consideration in accordance with the following procedures. All of these procedures shall be completed within 90 days following certification of the stockholder vote.

The Qualified Independent Directors (as defined below) shall evaluate the best interest of EnerJex and its stockholders and shall decide on behalf of the Board the action to be taken with respect to such offered resignation, which can include: (i) accepting the resignation, (ii) maintaining the director but addressing what the Qualified Independent Directors believe to be the underlying cause of the withhold votes, (iii) resolving that the director will not be re-nominated in the future for election, or (iv) rejecting the resignation.

In reaching their decision, the Qualified Independent Directors shall consider all factors they deem relevant, including: (i) any stated reasons why stockholders withheld votes from such director, (ii) any alternatives for curing the underlying cause of the withheld votes, (iii) the director’s tenure, (iv) the director’s qualifications, (v) the director’s past and expected future contributions to EnerJex, and (vi) the overall composition of the Board, including whether accepting the resignation would cause EnerJex to fail to meet any applicable SEC or stock exchange requirements, when and if EnerJex becomes subject to such requirements.

Following the Board’s determination, EnerJex shall promptly disclose publicly in a document filed with the SEC the Board’s decision of whether or not to accept the resignation offer. The disclosure shall also include an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the offered resignation.

A director who is required to offer his or her resignation in accordance with this Section 3 shall not be present during the deliberations or voting whether to accept his or her resignation or, except as otherwise provided below, a resignation offered by any other director in accordance with this Section 3. Prior to voting, the Qualified Independent Directors will afford the affected director an opportunity to provide any information or statement that he or she deems relevant.

For purposes of this Section 3, the term “Qualified Independent Directors” means:

(a)

All directors who (1) are independent directors (as defined in accordance with the AMEX Corporate Governance Rules) and (2) are not required to offer their resignation in accordance with this Section 3.

(b)

If there are fewer than three independent directors then serving on the Board who are not required to offer their resignations in accordance with this Section 3, then the Qualified Independent Directors shall mean all of the independent directors and each independent director who is required to offer his or her resignation in accordance with this Section 3 shall recuse himself or herself from the deliberations and voting only with respect to his or her individual offer to resign.

The foregoing procedures will be summarized and disclosed each year in the proxy statement for EnerJex’s annual meeting of stockholders.

4. Director Responsibilities

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of EnerJex and its stockholders, and to conduct themselves in accordance with their duties of care and loyalty. Directors are expected to attend Board meetings and meetings of the committees on which they serve, and to spend the time needed to carry out their responsibilities as directors, including meeting as frequently as necessary to properly discharge those responsibilities. Directors are also expected to review in advance all materials for the meetings of the Board and the Committee(s) on which they serve.

5. Director Access to Management and Advisors

Each director has full and free access to the officers and employees of EnerJex and its subsidiaries. The Board and each of its Committees has the authority to hire independent legal, financial or other advisors as it may deem to be necessary without consulting or obtaining the advance approval of any officer of EnerJex.

6. Board Meetings

The Chairman of the Board is responsible for establishing the agenda for each Board meeting. Each director is free to suggest items for inclusion on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. At least once a year, the Board reviews EnerJex’s long-term plans and the principal issues that EnerJex will face in the future.

7. Director Compensation

Only directors who are neither an employee of EnerJex or a subsidiary nor a spouse of an employee receive compensation for serving on the Board. Changes in the form and amount of director compensation are determined by the Governance, Compensation and Nominating Committee. The Board critically reviews any amounts that a director might receive directly or indirectly from EnerJex in determining whether a director is independent. EnerJex currently maintains and intends to continue to maintain directors and officers liability insurance for its directors and officers.

8. Orientation and Continuing Education

All new directors receive an orientation from the Chief Executive Officer and are expected to maintain the necessary level of expertise to perform his or her responsibilities as a director. EnerJex does not maintain any formal orientation or continuing education programs.

9. Management Succession

Assuring that EnerJex has the appropriate successor to the current Chief Executive Officer in the event of his death or disability is one of the Board’s responsibilities. EnerJex does not anticipate that the Chief Executive Officer will retire, in the near term, other than due to disability. The Chief Executive Officer will report annually to the Board on executive management succession planning and will make available, on a continuing basis, his recommendation on succession in the event he were disabled. The Board and the committees of non-management directors and independent directors intend to regularly review succession planning and the strengths and weaknesses of certain individuals currently employed by EnerJex who could succeed the Chief Executive Officer in the event of his death or disability. The Board of Directors will temporarily fill a vacated CEO position until a proper replacement is found, in the event that there is not someone currently employed who could fill that role.

The Governance, Compensation and Nominating Committee is responsible for evaluation of the performance of EnerJex’s Chief Executive Officer and setting his compensation.

10. Annual Performance Evaluation

The Governance, Compensation and Nominating Committee will conduct an annual evaluation to determine whether the Board and its committees are functioning effectively and report its conclusions to the Board. Each of the Audit Committee and the Governance, Compensation and Nominating Committee will separately conduct an annual evaluation of its performance relative to the requirements of its Charter and report its conclusions to the Board. The Board will annually conduct a self-evaluation of its performance based in part on the reports of these two Committees.

11. Public Disclosure of Corporate Governance Policies

EnerJex posts on its website copies of the current version of these guidelines, EnerJex’s Code of Business Conduct and Ethics and the charters of the Audit Committee and the Governance, Compensation and Nominating Committee of the Board, and will disclose in its annual report that such information is available on its website or in print to any stockholder that requests it.

##########